UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant’s name into English)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): [ ]

SUBMITTED HEREWITH

Exhibit:

99.1	News release dated September 14, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation
(Registrant)

Date: September 14, 2017	By:	/s/ Dorothy K.T. Law
	Name:	Dorothy K.T. Law
	Title:	Senior Vice-President, Legal and
Corporate Secretary